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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

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                             UNITED STATIONERS INC.
                           (Name of Subject Company)

                             UNITED STATIONERS INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                  913004-10-7
                     (CUSIP Number of Class of Securities)

                                JOEL D. SPUNGIN
                                    CHAIRMAN
                                      AND
                            CHIEF EXECUTIVE OFFICER
                             UNITED STATIONERS INC.
                              2200 EAST GOLF ROAD
                          DES PLAINES, ILLINOIS 60016
                                 (708) 699-5000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

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                                   Copies to:
OTIS H. HALLEEN, ESQ.                                       PHILLIP GORDON,
GENERAL COUNSEL                                             ESQ.
UNITED STATIONERS INC.                                      ALTHEIMER & GRAY
2200 EAST GOLF ROAD                                         10 SOUTH WACKER
DES PLAINES, ILLINOIS 60016                                 DRIVE
(708) 699-5000                                              SUITE 4000
                                                            CHICAGO, ILLINOIS
                                                            60606
                                                            (312) 715-4000

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  This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated February 21, 1995 (the "Schedule 14D-9") of United Stationers Inc., a Delaware corporation (the "Company"), with respect to a tender offer made by Associated Holdings, Inc., a Delaware corporation ("Associated"), to purchase up to 17,201,839 shares of Common Stock, par value $.10 per share, of the Company (the "Shares"). Capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Schedule 14D-9 and the schedules attached thereto.

  Schedule I to the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

                SUPPLEMENT TO THE INFORMATION STATEMENT PURSUANT
            TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This supplement is being mailed on or about March 10, 1995 as a supplement to the Schedule 14D-9 to holders of Shares.

  In connection with the designation by Associated of the Associated Designees (who will become directors of the Company upon the acceptance for payment of the Shares to be purchased in the Offer subject to the conditions and in the manner set forth in the Schedule 14D-9), the Company has been advised by Associated that Mr. Thomas W. Sturgess, instead of Mr. James A. Johnson, will serve as one of the Associated Designees. The following information concerning Mr. Sturgess has been furnished to the Company by Associated. The Company assumes no responsibility for the accuracy or completeness of such information.

  Mr. Sturgess, age 44, is currently the Chairman of the Board, Chief Executive Officer and a director of Associated and Associated Stationers, Inc., a Delaware corporation and a wholly-owned subsidiary of Associated ("ASI"). He has served as Chairman of the Board and Chief executive officer of Associated since January 1992 and was elected Chairman of the Board and Chief Executive Officer of ASI in December 1994. His business address is 1075 Hawthorn Drive, Itasca, Illinois 60143.

  Mr. Sturgess has served since 1987 in a variety of Wingate entities, including the indirect general partner of each of Wingate and Wingate Partners II, L.P., a Delaware limited partnership. Mr. Sturgess currently serves as Chairman of the Board of Directors of Redman Industries, Inc., a manufactured housing producer, as well as RBPI Holding Corporation, a manufacturer of aluminum and vinyl windows. He is a director of Loomis Armored Inc., a provider of armored car and related services, AmeriStat Mobile Medical Services, Inc., a provider of ambulance services, and Century Products Company, a manufacturer and distributor of baby seats and other juvenile products. Mr. Sturgess is currently neither a director of the Company nor the holder of any position with the Company.

  Mr. Sturgess is a citizen of the United States. During the past five years, to the best knowledge of Associated, ASI or the Company, he has not been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The Company has been advised by Associated that, to the best of Associated's knowledge, Mr. Sturgess does not own any equity securities or rights to acquire equity securities of the Company nor has he been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission (other than those disclosed in the Schedule 14D-9 and the Offer to Purchase).
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                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          UNITED STATIONERS INC.

                                             /s/ Joel D. Spungin
                                          By: _________________________________
                                             Name: Joel D. Spungin
                                             Title: Chairman and Chief
                                             Executive Officer

Dated: March 10, 1995